Exhibit 99.1

Amendment and Re-filing of Company Documents

Prairie Creek 2016 Technical Report
Annual Information Form

CZN-TSX
CZICF-OTCQB

VANCOUVER, Sept. 30, 2016 Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") reports that the Company has re-filed the Prairie Creek 2016 Technical Report, originally filed with SEDAR on May 12, 2016, to correct an overstatement of the gross smelter revenue in the life-of-mine economic model included in its 2016 Preliminary Feasibility Study. (See Canadian Zinc News Release dated September 14, 2016.)

All other inputs into the economic model and all technical aspects of the 2016 Preliminary Feasibility Study remain unchanged, including all mineral resource and reserve estimates, mining plans and production rates and estimates of capital and operating costs and assumptions on concentrate treatment charges and penalties.

The revised base case economic model continues to indicate a robust project at consensus forecasts for the long-term prices of lead and zinc and there remains good potential for additional project optimization, enhanced economics and further extending the life of the Prairie Creek Mine.

The revised financial results remain strongly positive and indicate a pre-tax undiscounted cumulative cash flow of $710 million at metal prices of US$1.00/lb for zinc and lead and US$19/oz for silver. The revised financial model yields a pre-tax NPV of $284 million at an 8% discount rate, with an IRR of 23%, and a post-tax NPV of $155 million, with a post-tax IRR of 18%.

The 2016 Preliminary Feasibility Study and the Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report (filed on SEDAR on May 12, 2016) and the Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report (Amended and Restated) (filed on SEDAR on September 30, 2016) were completed by AMC Mining Consultants (Canada) Ltd., and Tetra Tech Inc. with input from Canadian Zinc personnel and consultants. Canadian Zinc personnel were primarily responsible for the financial model and inputs and the financial analysis and for Section 22 "Economic analysis" of the Technical Report.

The Company has also re-filed its Form 20F (Annual Information Form) for the year-ended December 31, 2015, to reflect the correction of the information extracted from the Technical Report referred to in this document.

This news release has been reviewed and approved by Alan Taylor P.Geo. COO & VP Exploration, who participated in the preparation of the Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report (Amended and Restated) and is a Non-Independent QP under National Instrument 43-101 ("NI 43-101") for Canadian Zinc.

The following Qualified Persons have reviewed and approved the content of this news release as it pertains to their areas of expertise and project responsibility.

G. Z. Mosher, P.Geo	Global Mineral Resource Services
H. A. Smith, P.Eng.	AMC Mining Consultants (Canada) Ltd.
H. Ghaffari, P.Eng.	Tetra Tech Inc.
J. Huang P.Eng.	Tetra Tech Inc.
T. A. Morrison P.Eng.	Consulting Mining Engineer

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

Cautionary Statement – Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking  statements" within the meaning of the United  States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Forward-looking statements in this news release include, but are not limited to: statements with respect to the extent and impact of the overstatement described in this news release; expectations regarding the filing of an amended technical report and the expected content of that technical report;  statements with respect to the Company's proposed Prairie Creek Mine operations, including life-of-mine, cash flow and other economic projections; the future mine grades, recoveries and production rates expected from the Prairie Creek Mine; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the terms of any contracts the Company may ultimately enter with respect to the sale of zinc, lead, silver or copper concentrates; and the outlook for future prices of zinc, lead, silver and copper.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: the preliminary nature of the calculations contained in this news release, mineral  reserves,  mineral  resources  (including  with  respect  to  the  size,  grade  and  recoverability  of  mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production  costs, the timing of exploration, development and mining activities, commodity prices and the terms of commodity sales agreements, and all of the other risks described under "Forward Looking Statements" in the Company's Annual Report filed on SEDAR or EDGAR.. These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including: that the preliminary calculations of the overstatement described in this news release, and the impact of that overstatement, are correct and will not be materially different from the complete calculations contained in an amended technical report; that the Company will file an amended technical report on the Prairie Creek Mine; sustained zinc, lead, silver and other commodity demand and prices, and that such prices will be materially consistent with those anticipated; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as planned; the actual nature, size and grade of the Company's mineral reserves and resources are materially consistent with estimates; and all of the assumptions described under "Forward Looking Statements" in the Company's Annual Report filed on SEDAR or EDGAR.

The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

%CIK: 0000910569

For further information: John F. Kearney, Chairman, (416) 362-6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; Alan B. Taylor, VP Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710, 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com; Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 18:14e 30-SEP-16